FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

IMPORTANT NOTICE

Promotora de Informaciones, S.A. (PRISA) wishes to announce the following important information, further to the notice of 30 May 2013 (registered no. 188,472).

As a result of discussions with its main bank creditors in recent weeks, PRISA has today presented all its financial creditors with a proposal for the restructuring of its financial debt.

The proposal already has the backing of creditors holding 72.9% of the total financial debt. The Company expects it to receive unanimous support and that the debt will be restructured in the coming weeks. In view of this refinancing process, certain banks have provided the Group with a new overdraft facility of up to €80 million.

The aim of the refinancing is to pump additional cash into the Company and roll over the maturities of PRISA’s bilateral and syndicated facilities, in line with business forecasts and to give the Company more room for manoeuvre.

When a definitive agreement is achieved, it will be promptly announced to the market.

Madrid, 14 June 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

14 June 2013